Exhibit 99.1

Computershare P.O. Box 505000 Louisville, KY 40233-5000 Within USA, US territories & Canada 1 855 807 3164 Outside USA, US territories & Canada +1 732 491 0514 www-us.computershare.com/investor

Notice of Election

As previously announced, CNH Industrial N.V. (NYSE/Euronext Milan: CNHI, CUSIP N20944109) (ISIN: NL0010545661) (“CNH Industrial”) plans to separate into two industry-leading, independent, publicly traded companies: CNH Industrial and Iveco Group N.V. (“Iveco Group”). As a result of this transaction, in addition to retaining your CNH Industrial common shares, you are entitled to receive one Iveco Group share for every five CNH Industrial common shares held at close of business on the record date, January 04, 2022 (“Iveco Group Common Shares”). Please visit the CNH Industrial N.V. Election Website at www.cnhindustrialnvspinoffelection.com to both review documentation related to the event and to make your election on how to receive the Iveco Group Common Shares.

The Iveco Group Common Shares will be listed on Euronext Milan and only capable of being held and settled within the systems of Monte Titoli, the central securities depository for Euronext Milan. The Iveco Group shares will not be registered under U.S. federal securities law and will not eligible for clearing and settlement through the Depository Trust Company (DTC) or on a register maintained in the U.S.

In order to receive Iveco Group Common Shares, both (a) CNH Industrial shareholders holding CNH Industrial common shares in book-entry form through a DTC participant account (a DTC Holder) and (b) CNH Industrial shareholders that hold CNH Industrial common shares in registered form at Computershare, but are not part of the CNH Industrial Loyalty Register, will need to provide CNH Industrial with securities account details in respect of a securities account with an intermediary of Monte Titoli, to which the Iveco Group Common Shares may be delivered by the Company (the “MT Election”).

To receive your Iveco Group Common Shares through Monte Titoli Participant, you will need to obtain the following information from your elected broker/custodian and register it on the Election Website:

1.	Name of the Monte Titoli Participant

2.	MT Participant Account Number and/or

3.	BIC Code of MT Participant and/or

4.	T2S SEC Account Number

5.	Name of sub custodian (if there is a sub-custodian of the MT Participant)

6.	BIC-Code of the sub-custodian

7.	Your securities account number and the name of your broker, if different from the MT participant or from the Sub-custodian, in which your Iveco Group Common Shares will be credited.

To access the Election Website and to make your election online, you will need the unique Control Number below, along with your existing Holder Account Number.

2 L T R

If we have not received your details in time, your entitlement shares in Iveco Group N.V. will be sold in the market and the cash remitted to you via check, with such payment expected to be made after the end of June 2022. If you do not have access to an account in Monte Titoli system and/or are not able to open an account, you may access the Election Website to provide wire payment instructions for the receipt of the sale proceeds.

To receive your entitlement to Iveco Group Common Shares between January 5, 2022 and January 19, 2022, you need to submit your election online no later than 5:00 p.m. EST on January 04, 2022.

If you have questions regarding this election process, review the frequently asked questions that are enclosed, visit www.ivecogroup.com, or contact us at 1-800-905-7281. Information Agency representatives are available to assist you Monday through Friday 9:00am to 11:00pm and Saturday 12:00pm to 6:00pm Eastern Time.

Yours sincerely

Computershare Trust Company N.A.

DISCLAIMER

Advertisement: This announcement is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of Iveco Group N.V. (the “Company”) to proceed with the proposed first admission to listing and trading of all of the common shares of the Company on the regulated market of Euronext Milan (the “Admission”). This announcement does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial N.V (“CNH Industrial”), any of their advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

A prospectus has been prepared by the Company in connection with the Admission in the context of the intended separation of the relevant business segments from CNH Industrial to the Company by way of a Dutch law statutory demerger (afsplitsing) (the “Demerger”), which prospectus was approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) on November 11, 2021 (the “Prospectus”). Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the shares in the Company. The approval of the Prospectus by the AFM should not be understood as an endorsement of the quality of the shares in the Company or the Company. Additionally, the Prospectus may be amended or supplemented prior to the date of Admission in relation to, amongst other things, any significant new factors which may have arisen after the date of publication of the Prospectus. A copy of the Prospectus is available on the website of the Company (www.ivecogroup.com/investor_relations/demerger_documents).

CNHI Allocation of Iveco Shares: Q&As

RELEVANT ONLY FOR CNHI SHAREHOLDERS WHO HOLD THEIR COMMON SHARES IN A BANK, BROKERAGE OR OTHER INTERMEDIARY ACCOUNT WITH THE DEPOSITORY TRUST COMPANY (“DTC”) OR CNHI SHAREHOLDERS HOLDING COMMON SHARES IN REGISTERED FORM DIRECTLY ON THE CNHI SHARE REGISTER IN AN ACCOUNT AT COMPUTERSHARE US, AS THE TRANSFER AGENT OF THE COMPANY

Questions	Answers
1. Can you advise why this event is being processed outside of DTCC?

The common shares of Iveco being allotted by CNHI to the holders of its common shares (as part of the “Demerger” – see below) will only be listed and traded on Euronext Milan. There will be no DTC eligibility or ADR provided for settlement.

2. How was this event announced? Is it a spin-off off or an optional dividend event/What is the allocation?

CNHI announced the terms of the Demerger (a spin-off) on November 11, 2021. Under the terms of the Demerger, holders of CNHI common shares as at the record date (January 04, 2022 (close of market)) will be entitled to receive 1 new Iveco common share for every 5 CNHI common shares held (the “Allotment Ratio”). A cash in lieu payment will be issued in respect of any fractional entitlements to new Iveco common shares.

Holdings of CNHI common shares will remain unchanged and will continue under the existing CUSIP, with listings on NYSE and Euronext Milan.

3. How will the new Iveco common shares be allotted and how can they be received?

The Iveco common shares will be listed on Euronext Milan and only capable of being held and settled within the systems of Monte Titoli (“MT”), the CSD for Italy. Iveco common share entitlements will not be allocated through DTC or in registered form.

To receive the new Iveco common shares, holders of CNHI common shares, including DTC participants, must provide certain details on the following website, specifying, including among other things, information including their nominated MT participant account (“MT Election”).

Website: www.cnhindustrialnvspinoffelection.com

4. What happens if I do not make a valid election to receive Iveco shares in MT?	Entitled CNHI Shareholders who either (i) fail to submit a valid MT Election by 5pm Eastern Time on January 04, 2022, or (ii) do not have access to a MT participant account, or (iii) submit an MT Election but are unable to complete the delivery/receipt of such Iveco common shares via an intermediary participant in the MT system within 10 business days of the Settlement Date (expected commence on January 05, 2022) will have their entitlement to Iveco common shares deposited in a MT account (“Provisional MT Account”) opened by Iveco Group on behalf of such CNHI Shareholders, following which such CNH Shareholder will have the ability to submit an MT Election to receive the Iveco Group shares on MT for a period of six months. If such CNHI Shareholders lodge an MT Election during this extended period, they will receive their Iveco Group shares in their designated MT participant account in accordance with the “Election Timetable” (shown at the end of this document). At the end of such period, Iveco Group will close the Provisional MT Account, and Iveco Group will instruct one or more brokers to sell the shares on Euronext Milan, in accordance with regulations and market practices, any Iveco common shares in respect of which an MT Election has not been submitted, and credit the pro-rata sale proceeds (following the deduction of all broker and foreign exchange charges, costs and commissions, and other related expenses) in USD (together with payments of any fractional entitlements, a “Sale Payment”) to the relevant shareholders. These sale payments, including to those shareholders who use the MT Election website to provide their bank account instructions, are not expected to issued until after the end of June 2022.

CNHI Allocation of Iveco Shares: Q&As

RELEVANT ONLY FOR CNHI SHAREHOLDERS WHO HOLD THEIR COMMON SHARES IN A BANK, BROKERAGE OR OTHER INTERMEDIARY ACCOUNT WITH THE DEPOSITORY TRUST COMPANY (“DTC”) OR CNHI SHAREHOLDERS HOLDING COMMON SHARES IN REGISTERED FORM DIRECTLY ON THE CNHI SHARE REGISTER IN AN ACCOUNT AT COMPUTERSHARE US, AS THE TRANSFER AGENT OF THE COMPANY

Questions	Answers

MT Elections must be received by 5pm Eastern Time on January 04, 2022 for Iveco Group shares to be timely delivered in January. Later MT Elections will still be accepted per the schedule appended to this document

Note: Only one election submission and one MT participant account per DTC Participant will be allowed – beneficial owners of shares held through a DTC participant should contact their intermediaries to discuss options available to them.

5. Do all shareholders need to make an election to receive Iveco shares?

No, a MT Election is required only for registered holders (other than holders on the CNHI loyalty register – see question 6) and participants within DTC. By contrast no election needs to be submitted by holders of CNHI shares through Monte Titoli (“MT”) in Italy.

6. Do CNHI Loyalty Register shareholders need to make an election to receive Iveco shares?

If you are a holder of CNHI common shares in the CNHI Loyalty Register Program electing to receive special voting shares upon completion of the required holding period, you are not required to submit an MT Election for those common shares and you will automatically receive the corresponding new Iveco common shares and special voting share entitlements (and where applicable, Special Voting Shares) in the Iveco Loyalty register. Please note: For holders in the CNHI Loyalty Register that also hold shares directly in registered form or through a DTC participant, an election will be required in respect of each of those common shares held outside of the CNHI Loyalty Register program.

If you are a holder of CNHI special voting shares or holder of CNHI common shares in the CNHI Loyalty Register Program electing to receive special voting shares upon completion of the required holding period you will also be placed on the Iveco Loyalty Register and your qualification period to receive special voting shares will carry across.

7. How and will sale payments be allocated?

Following the sale of the relevant Iveco common shares (referenced in 4, above, and aggregated fractional entitlements), payments to record date CNHI shareholders will be paid by check in USD.

Should shareholders wish to receive payment by wire, holders may insert their US payment account details through the same MT Election website. Payments by wire/electronic transfer will be subject to an additional administration fee deduction, details of which will be advised on the MT Election website.

The payments will be subject to the market conditions and measures being followed by the appointed sale agent to maintain an orderly market. As such the exact payment dates cannot be confirmed at this stage. It is likely, however, that separate payments will be made in respect of (i) fractional entitlements (on/around January 14, 2022) and (ii) sale of undelivered Iveco common shares (after the end of June 2022).

CNHI Allocation of Iveco Shares: Q&As

RELEVANT ONLY FOR CNHI SHAREHOLDERS WHO HOLD THEIR COMMON SHARES IN A BANK, BROKERAGE OR OTHER INTERMEDIARY ACCOUNT WITH THE DEPOSITORY TRUST COMPANY (“DTC”) OR CNHI SHAREHOLDERS HOLDING COMMON SHARES IN REGISTERED FORM DIRECTLY ON THE CNHI SHARE REGISTER IN AN ACCOUNT AT COMPUTERSHARE US, AS THE TRANSFER AGENT OF THE COMPANY

Questions	Answers
8. What is the allotment ratio for Iveco shares allocation? Demerger allocation?

The allotment ratio is:

Iveco common shares: 1 new Iveco common share for every 5 CNHI common shares held

Cash in Lieu: Payments in respect of fractional entitlements or sale proceeds relating to Iveco common shares which cannot be allocated via Monte Titoli, will be subject to the market price and foreign exchange rates (from Euro to USD) at the time such shares are sold. Entitled CNHI holders will receive a pro-rata allocation.

9. When can participants expect to receive the Demerger consideration?

Iveco Shares: Where a valid MT Election has been submitted (and for those with a position on the CNHI Loyalty Register), the allotment of Iveco common shares are expected to commence on or about January 05, 2022.

Please note, your nominated MT Participant will be required to match the delivery in order to receive the Iveco common shares. Please ensure such MT Participants have been notified of the delivery and accept the shares within 10 business days of the Settlement Date or of the subsequent allocation dates (see the Election Timetable below). Undelivered shares, including where an MT Election has been submitted will be passed to the sale agent and included in the undelivered share sale.

Sale Payments: For fractional shares the payments will be subject to the market conditions and measures being followed by the appointed sale agent to maintain an orderly market. As such the exact payment dates cannot be confirmed at this stage. It is likely, however, that separate payments will be made in respect of (i) fractional entitlements (on/around January 14, 2022). Sale of undelivered Iveco common shares are expected to be made after the end of June 2022).

10. Can we amend our elections?

MT Elections made through the website before January 04, 2022 can only be amended up to 5pm Eastern Time on such day. MT Elections made in the following election periods can only be amended up to 5pm Eastern Time on the closing day of such period (see the Election Timetable below).

11. What if I enter the incorrect delivery instructions when making my election?	The allocation agent, Computershare Italy, will notify Computershare US of any failed/rejected deliveries to a MT Participant. Computershare US will make 2 attempts to contact the relevant DTC Participant to update/correct the delivery instructions. If a failed delivery instruction is not resolved promptly so as to be successfully redelivered by January 19, 2022, the new Iveco common share entitlements will be sold, together with other Iveco Group shares for which a valid MT Election is not received, after the end of June 2022 in the local market and the proceeds, net of any applicable fees, will be allocated to the respective DTC participants (see 6 above for payment format).

CNHI Allocation of Iveco Shares: Q&As

RELEVANT ONLY FOR CNHI SHAREHOLDERS WHO HOLD THEIR COMMON SHARES IN A BANK, BROKERAGE OR OTHER INTERMEDIARY ACCOUNT WITH THE DEPOSITORY TRUST COMPANY (“DTC”) OR CNHI SHAREHOLDERS HOLDING COMMON SHARES IN REGISTERED FORM DIRECTLY ON THE CNHI SHARE REGISTER IN AN ACCOUNT AT COMPUTERSHARE US, AS THE TRANSFER AGENT OF THE COMPANY

Questions	Answers
12. How will fail tracking be handled and what about firms that have stock loans/borrows?

Elections will, for DTC participants, be based on the record date Security Position Reports (“SPR”) balance for DTC participants holding CNHI common shares at that time. For registered shareholders, the record date CNHI share register will be used to determine participation in the Demerger.

Neither Computershare nor CNHI will be involved with or aware of failed trades, stock loans or other arrangements. Responsibility to manage any such short positions or lending arrangements (etc.) will remain solely with the investors involved.

13. What about the shares that are held with other/sub custodians, do we need to elect with them?

The DTC participants can only submit an election on the CNHI common shares held in their own DTC Participant account. Computershare can only take direction from the record date DTC participant. Any participant holding as a sub-custodian with another participant (as their custodian) should contact their custodian for assistance.

14. For firms that hold CNHI shares in Monte Titoli, will they need to elect?

As referenced in question 5, above, no election needs to be submitted by holders of CNHI shares through Monte Titoli (“MT”) in Italy. Holders of CNHI shares in a MT participant account will automatically receive the allocation of Iveco shares on/around January 05, 2022, into the same account in which they hold their CNHI securities.

15. What is the ISIN and the ticker for the Iveco shares?	ISIN: NL0015000LU4 TICKER: IVG

Expected Timing:

Description	Date

MT Election period opens	December 21, 2021

Ex-Date for Demerger (in Italy/MT and US/DTC)	January 3, 2022

MT Election main period closes (for extended period see the timetable below)	5pm Eastern Time on January 04, 2022

Demerger Record Date (in Italy/MT and US/DTC)	January 4, 2022

Settlement Date for the allocation of Iveco shares commences	January 5, 2022

Allocation of holding statements to new Iveco Group Loyalty Register holders	By no later than January 14, 2021

Sale Proceeds (Fractions)	on/around January 14, 2022

Date on which the allocation of Iveco Group common shares completes	The end of June 2022

Sale Proceeds (non-MT electing and undelivered Iveco Group shares)	after the end of June, 2022

CNHI Allocation of Iveco Shares: Q&As

RELEVANT ONLY FOR CNHI SHAREHOLDERS WHO HOLD THEIR COMMON SHARES IN A BANK, BROKERAGE OR OTHER INTERMEDIARY ACCOUNT WITH THE DEPOSITORY TRUST COMPANY (“DTC”) OR CNHI SHAREHOLDERS HOLDING COMMON SHARES IN REGISTERED FORM DIRECTLY ON THE CNHI SHARE REGISTER IN AN ACCOUNT AT COMPUTERSHARE US, AS THE TRANSFER AGENT OF THE COMPANY

Election Timetable:

Tranche	Elections (via US)		Allocation (via Monte Titoli)
	Opens	Closes	From	To
Main Period
1	21 Dec 2021	04 Jan 2022	05 Jan 2022	19 Jan 2022
Extended Period
2	10 Jan 2022	21 Jan 2022	26 Jan 2022	09 Feb 2022
3	24 Jan 2022	04 Feb 2022	09 Feb 2022	23 Feb 2022
4	07 Feb 2022	18 Feb 2022	23 Feb 2022	09 Mar 2022
5	21 Feb 2022	04 Mar 2022	09 Mar 2022	23 Mar 2022
6	07 Mar 2022	01 Apr 2022	06 Apr 2022	20 Apr 2022
7	04 Apr 2022	29 Apr 2022	04 May 2022	18 May 2022
8	02 May 2022	27 May 2022	01 Jun 2022	15 Jun 2022
9	30 May 2022	24 Jun 2022	29 Jun 2022	13 Jul 2022